Hollysys Automation Technologies Announces Adoption of Shareholder Rights Agreement

Beijing, China – September 20, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that its board of directors (the "Board") has approved the adoption of a shareholder rights agreement (the "Rights Agreement"), effective September 27, 2010.

The purpose of the Rights Agreement is to protect shareholders against attempts to acquire control of the company by means of hostile takeover tactics and to encourage cooperation with current management and ensures that takeover attempts are friendly and beneficial to all the shareholders. A takeover bid approved by the Board of Directors can be exempt from the Rights Agreement, on the basis of its fairness to shareholders and otherwise the best interests of the Company and its shareholders. Hollysys is currently unaware of any party contemplating or preparing a proposal to acquire control of the Company.

Under the terms of the Rights Agreement, each Hollysys shareholder will receive one right for each outstanding ordinary share held at the close of business on September 27, 2010, and for each ordinary share issued in the future (subject to the terms of the Rights Agreement). In the event that a party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company, the rights will entitle shareholders, other than the acquiring shareholder, to purchase additional common shares of the Company at a substantial discount to the market price of the common share at that time. In addition, in the event of certain business combinations, the rights will permit Hollysys shareholders, other than the acquiring shareholder, to purchase the common stock of an acquiring person at a substantial discount. The Board of Directors may, in its sole discretion, determine that any person or group will not be deemed an “acquiring shareholder” under the Rights Agreement, and, prior to the date on which the rights become exercisable, supplement or amend the Rights Agreement in any manner deemed necessary or desirable, without obtaining the approval of rights holders. The Rights Agreement has an initial term of ten years.

Dr. Changli Wang, Hollysys’ CEO and Chairman of the Board, commented “We believe that adoption of the Rights Agreement is an important aspect of protecting shareholder value as we continue to pursue our long-term commercial objectives.”

In connection with the adoption of the Rights Agreement, the Company also amended Amendment of Memorandum and Articles of Association to increase the Company’s authorized preferred stock from 1 million shares to 90 million shares and to permit shareholders to remove directors only for “cause.”

Additional details regarding the Rights Agreement will be contained in the Company's filings with theSecurities and Exchange Commission (the “SEC”). These filings will be available on the SEC's website at www.sec.gov. In addition, the Company will make “Summary of the Rights” available to its stockholders, (a copy of which will also be filed with the SEC) that describes the material terms of the Rights Agreement.

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About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Safe Harbor
This press release may contain certain “forward-looking statements” relating to the business of Hollysys Automation Technologies, Ltd., and its subsidiary companies, within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are forward-looking statements. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
+8610-5898-1386
+1-646-593-8125
investors@hollysys.com